Exhibit 99.1

Huize Announces Management Share Purchase Plan to Demonstrate Confidence in the Prospects for Its Business

SHENZHEN, China, August 17, 2021 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that its Board of Directors (“the Board”) has approved the Management Share Purchase Plan, pursuant to which Mr. Cunjun Ma, the Company’s Chairman of the Board and Chief Executive Officer, and certain other members of the Company’s management team intend to allocate their personal funds to purchase up to an aggregate of US$5 million worth of the Company’s ADSs during a six-month period following today, pursuant and subject to applicable laws and the Company’s securities trading policy. The management share purchase may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The management team has agreed to be subject to lock-up restrictions for a period of six months with respect to the proposed purchased shares.

Mr. Cunjun Ma, Founder, Chairman of the Board and Chief Executive Officer of Huize, commented, “As a leading digital insurance product and service platform in China, Huize has been at the forefront as an innovator in the online insurance industry while maintaining strict compliance within the industry’s regulatory framework. We believe Huize has been a recipient of widespread industry recognition and is well-positioned to capitalize on the tremendous growth opportunities ahead. Our focus on distributing long-term life and health insurance products provides us with stable financial performance and better visibility on future revenues. Despite the headwinds and challenges Chinese companies listed in the US are currently facing, we are well-equipped to cope with such challenges with appropriate measures. The Management Share Purchase Plan demonstrates our confidence in the business fundamentals and long-term growth prospects of the Company.”

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Investor Relations

Ms. Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen

In China

Ms. Constance Zhang

Phone: +86 138-1645-1798

E-mail: czhang@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com